BINDING LETTER AGREEMENT

THIS LETTER AGREEMENT made as of the 18th day of September, 2003

BETWEEN:

WESTERN WIND ENERGY CORPORATION, a company duly incorporated pursuant to the laws of the British Columbia and having an office located at 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7

(hereinafter referred to as "WND")

OF THE FIRST PART

AND:

CASH LONG, Businessman, resident of the United States and having an office located at 7201 Panorama Drive, Bakersfield, Arizona, 93306, USA

(hereinafter referred to as "Mr. Long")

OF THE SECOND PART

WHEREAS:

A. Western Wind Energy Corporation ("WND") desires to acquire and Cash Long ("Mr. Long") desires to sell his 113 interest in and to the Mogul Generating Facility located in Tehachapi, California (hereinafter referred to as "Mogul");

B. The Mogul Facility in Tehachapi is a four (4) megawatt wind energy electrical generation facility that has been in production since 1981. The facility currently produces over 13 million kilowatt hours per year of electricity. Annual revenues for the past five (5) years have averaged over US $1 million per year.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the sum of $1.00 now paid by each of the parties hereto to the other (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

1. Upon payment of US $120,000.00 (Paid), WND will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Such due diligence shall include but not be limited to, power purchase agreements, permits, environmental records, and all other documents deemed necessary to close the transaction.

2. The purchase price shall be determined by mutual agreement of both parties. Such determination shall be based on an evaluation of two (2) independent evaluators, one chosen by each of the two parties.

3. If mutual agreement cannot be reached within 180 days from the date here-above set forth, the payment of US $120,000.00 shall be returned to WND, within fifteen (15) days after the expiration of the 180 period.

4. Both parties shall act in good faith, at all times.

5. The parties shall do such further and other acts and execute such further and other documents as may be necessary to carry out the true intent and purposes of this Agreement fully and effectively.

6. Time shall be of the essence hereof.

7. Any notice required to be given under this Agreement shall be in writing and addressed to the parties as hereinbefore set out and may be delivered or telecopied Any notice given as aforesaid shall be deemed to have been received, if delivered, when delivered or, if telecopied, on the business day after the date of telecopying.

8. This Agreement shall enure to the benefit of and be binding upon the parties, and their respective heirs, executors, administrators, successors and assigns.

9. Any dispute arising out of this Letter Agreement shall be settled through binding arbitration pursuant to the Arbitration Act and laws of the State of Arizona

IN WITNESS WHEREOF the parties hereto have hereunto executed this Letter Agreement as of the day and year first above written.

WESTERN WIND ENERGY CORP.

Per:

"Jeffrey J. Ciachurski"
Authorized Signatory

Authorized Signatory

SIGNED, SEALED AND DELIVERED )

In the presence of: )

)

)

)

JEFF CIACHURSKI )

Name )

) "Cash Long"

632 FOSTER AVENUE V3J 2L7 ) CASH LONG

Address )

)

PRESIDENT )

Occupation )